BESPOKE CAPITAL ACQUISITION CORP.

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

May 4, 2021

Via EDGAR

Sherry Haywood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Bespoke Capital Acquisition Corp.
Registration Statement on Form S-4, as amended
File No. 333-254260

Dear Ms. Haywood:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Bespoke Capital Acquisition Corp. (the “Company”) hereby requests that the effective time and date of the Company’s above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on May 6, 2021 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Joel T. May of Jones Day, at (404) 581-8967.

Please contact Joel T. May at Jones Day at (404) 581-8967 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Bespoke Capital Acquisition Corp.

/s/ Maja Spalevic
Maja Spalevic
Chief Financial Officer
Bespoke Capital Acquisition Corp.

Copies to:

Robert A. Profusek, Jones Day

Joel T. May, Jones Day

Patrick Daugherty, Foley & Lardner LLP

Mark Harms, Bespoke Capital Acquisition Corp.